UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: August 7, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On August 7, 2018, Fly Leasing Limited (“Fly”) completed the transfer of four additional aircraft pursuant to the Share Purchase Agreement (as may be amended from time to time, the “SPA”), dated February 28, 2018, among Fly, its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad (“AAGB”), as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”).  As of August 7, 2018, 13 Airbus A320-200 aircraft on operating leases to AirAsia and its affiliated airlines (the “AirAsia Group”) have been transferred pursuant to the SPA and related agreements, in partial completion of Fly’s previously announced acquisition of a major portfolio of aircraft and engines from AACL.  Fly expects to complete the transfer of the remaining assets in the portfolio, comprised of 20 additional Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline, by the end of the third quarter of 2018 (the “Portfolio A Transactions”).

As previously announced, Fly also will acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver from Airbus between 2019 and 2021, and will have the option to purchase 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer in 2019 (together with the Portfolio A Transactions, the “AirAsia Transactions”).

Forward Looking Statements

This report includes forward-looking statements regarding the AirAsia Transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular statements regarding whether and when the AirAsia Transactions and related transactions will be consummated. Forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: satisfaction of conditions to the closing of additional assets as contemplated in connection with the AirAsia Transactions; satisfaction of conditions to the financing of additional assets as contemplated in connection with the AirAsia Transactions; Fly’s ability to obtain additional required financing for the AirAsia Transactions on favorable terms, or at all; the risk that the expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risks that are described in Fly’s reports filed with the SEC, including the annual report on Form 20-F for the year ended December 31, 2017. This report speaks only as of its date and Fly disclaims any duty to update the information herein other than as required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	August 7, 2018	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director